Patient Innovations

OnTime Care Intro Video – Script
With Initial Funding from UnitedHealthCare

Of the 3.5 million+ outpatients visits that happen every day, over one million begin at least 30 minutes late.

Life is too short... your time too valuable to spend time waiting.

Lose 'Wait' with OnTime Care [logo] initially funded by UnitedHealthCare [logo].

Spend less time waiting and more quality time with your doctor.

First, we find out how long it takes to provide quality care to each patient

Then we can schedule each appointment for the right length of time

More ways to lose 'Wait'

Schedule your appointment from your smartphone

Reminder texts help keep you on schedule

Confirm or reschedule from your smartphone

Know when your doctor is running late

Arrive a little later or reschedule: it's your choice

Get off the 'Wait' list sooner

OnTime Care [logo] notifies you of opening when another patient cancels

Get appointments quicker with OnTime Care's SmartStandby®

Experience shorter wait times in the doctor's office

Schedule and reschedule from your smartphone

Friendly reminders make it easy to remember your appointment

OnTime Care [logo]

Initial funding provided by UnitedHealthCare [logo]

The time is now!

#256
5507 Nesconset Highway Ste 10-256
Mount Sinai NY 11766-2031
212.380.8386